Exhibit 3.14

December 22, 2004

David McGlade

Penthouse

Athena Court

2 Finchley Road

London, NW8 6DP

Re:    Intelsat Ltd. Employment Agreement

Dear Mr. McGlade:

You agree to enter into the Employment Agreement substantially in the form attached as Annex A hereto (the “Employment Agreement”), and Zeus Holdings Limited (“Zeus”) agrees to enter into, and to cause Intelsat Ltd. to enter into, the Employment Agreement substantially in the form attached as Annex A hereto, upon the Closing of the transactions contemplated by the Transaction Agreement (the “Intelsat Acquisition”).

Prior to January 7, 2005, you may advise Zeus in writing that you would like to purchase additional Common Parent Shares and Preferred Parent Shares at the Closing, at the same price, in the same relative proportion and pursuant to the same methodology as set forth in Section 2.1(c)(ii) of the Employment Agreement, and in an amount which, when added to the amounts set forth in Section 2.1(c)(ii), is not greater than $1,000,000.

If the Intelsat Acquisition is not completed by May 1, 2005, or is otherwise formally abandoned at anytime (pursuant to the terms of the Transaction Agreement), you may advise Zeus in writing that you will not enter into the Employment Agreement. If your obligation to enter into the Employment Agreement or your obligation to commence employment is terminated by you pursuant to the immediately preceding sentence or otherwise does not become effective (other than as a result of your actions either before Closing or on or after Closing and prior to your employment commencement (an “Executive Nonperformance”)), there will be no liability or obligation on the part of you, Intelsat Ltd. or Zeus, other than that Zeus shall (i) pay you your monthly mmO2 base salary (equivalent to approximately $1 million per year) for a period of up to 6 months from the time of your termination of employment from mmO2 to the time of you starting a new employment arrangement and (ii) reimburse you for any legal fees and expenses which would otherwise have been due under Section 7.10 of the Employment Agreement. In such circumstances, you agree in good faith to actively seek new employment commensurate with your title and position at mmO2 (or a similar executive position).

The governing law of this letter and dispute resolution shall be as set forth for the Employment Agreement under Section 7 of the Employment Agreement.

David McGlade

December 22, 2004

Capitalized terms not defined herein shall have the meaning set forth in the Employment Agreement or the Transaction Agreement, as applicable.

Yours truly yours,

ZEUS HOLDINGS LIMITED

By:

Accepted and Acknowledged:

David McGlade